Mail Stop 6010

May 22, 2008

Mr. Ronghua Wang
Chief Executive Officer
Biostar Pharmacueticals, Inc.
Shiji Avenue, Xianyang City
Shaanxi Province, P.R. China, 712000

> **Re:** **Biostar Pharmaceuticals, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1/A**
> **Filed May 9, 2008**
> **File No. 333-147363**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form S-1/A

General

1. The financial statements are now stale. Please update the audited financial statements to include through the period ended March 31, 2008.

2. As there are limitations under PRC law as to how and whether a non-PRC entity can acquire a PRC entity, please provide a legal analysis regarding the legality under PRC law of the acquisition and/or ownership of Shaanxi Biostar by Biostar, a non-PRC entity.

Risk Factors

General

3. Under the Management Entrustment Agreement as described on page 43, it appears that Shaanxi Biostar, a PRC company, has the right to receive the profits of Aoxing Pharmaceutical, a PRC company. Please add a risk factor following the risk factor entitled "The loss of Aoxing Pharmaceutical as our operating business . . ." on page 12, discussing the possibility, if applicable, that the profits transferred from Aoxing Pharmaceutical to Shaanxi Biostar may not be transferable to the registrant. This new risk factor should also discuss any PRC law issues, or other factors, that could affect the ability of Shaanxi Biostar to upstream profits to the registrant.

"The loss of Aoxing Pharmaceutical as our operating business . . .," page 12

4. We note your statement on page 12, "We do not directly own Aoxing Pharmaceutical." Please revise your disclosure to clarify that you have no equity ownership interest in Aoxing Pharmaceutical.

5. We note your response to Comment 3 and reissue the comment in part. Please clarify in this risk factor that the Management Entrustment Agreement was not entered into as a result of arms' length negotiations, because the parties to the agreement are under common control.

6. Please refer to your response to Comment 3. We note that you have made revisions to your filing reflecting the fact that the Management Entrustment Agreement is enforceable under PRC law. However, in Amendment No. 2 you address the possibility of the agreement being unenforceable under PRC law. Please explain how you have come to this new conclusion. Please tell us whether you have obtained an opinion from counsel regarding this issue and the enforceability of the Management Entrustment Agreement under PRC law. If you have sought an opinion of PRC counsel regarding enforceability of the agreement under PRC law, please expand your disclosure to identify PRC counsel, state counsel's opinion on this issue, and file counsel's consent as an Exhibit 99 to your registration statement. If counsel is unable to opine regarding the legality and enforceability of the agreement under PRC law, please explain why no opinion can be rendered. We may have further comment.

"We may require additional financing in the future . . ." and "We through our subsidiary Shaanxi Biostar or Aoxing Pharmaceutical may engage in future acquisitions . . .," page 13

7. These two risk factors infer that Aoxing Pharmaceutical's normal mode of financing would be for the registrant to sell equity or borrow funds and forward any proceeds to Aoxing Pharmaceutical. If this is the case, please clarify this in each risk factor, and elsewhere in your filing as may be appropriate.

8. Please also clarify in these risk factors that the registrant will be the obligor on debt, or will sell its own securities as applicable, and that any proceeds will go to Aoxing Pharmaceutical.

"The fluctuation of the Renminbi may harm your investment," page 23

9. We note your response to Comment 8 and reissue the comment in part.

- Please expand your disclosure to state the exchange rate of the U.S. dollar versus the Renminbi on the latest practicable date.
- We note your added disclosure regarding the hypothetical change in the exchange rate, but your last calculation appears to be incorrect. With an exchange rate of $1 = RMB 6.9855, a 15% depreciation in the Renminbi would result in a new exchange rate of $1 = RMB 8.0333. Thus, if you raise $1,000,000 and the Renminbi depreciates against the U.S. dollar by 15%, then proceeds would be worth RMB 8,033,300 rather than RMB 6,985,500,000 prior to the depreciation.

Management's Discussion and Analysis of Financial Condition And Results of Operations

Liquidity and Capital Resources, page 36

10. It appears from the disclosure in this section that Biostar funds Aoxing Pharmaceutical's operations directly or indirectly through Shaanxi Biostar. Please expand your disclosure here and on pages 42-43 where you discuss your agreements with Aoxing Pharmaceutical and its principals to discuss that these arrangements exist and how these advances are treated under the transaction agreements (i.e., as loans, gifts, etc.).

Results of Operations, page 37

Cost of Sales, page 38

11. Please refer to your revised disclosure in response to our prior Comment 10. With respect to your cost of sales discussion, it does not appear that cost of sales increased proportionately with net sales. Please revise your disclosure to provide an analysis explaining the underlying reasons for the changes in cost of sales.

Critical Accounting Policies, page 40

12. Please refer to your response to our prior Comment 11. It appears that you sell your product to retail pharmacies and distributors, not the end users of your product. As your response only dealt with the end user, please tell us and disclose your customers' ability to return products. In addition, please tell us how you were able to use historical sales returns as the basis for recording zero return allowances when sales have increased 176% in total and as much as 326% in some product lines.

Description of Business

Continue to Develop and Market New Products, page 53

13. We note your response to Comment 17 and reissue the comment in part. We note your statement on page 54 regarding your development agreement with College of Life Sciences of Northwest University, "The fees to be paid Northwest University for new drug development will be made under a separate agreement." Please expand your disclosure to state when you expect that this development agreement will be entered into by the parties.

Research and Development, page 56

14. Please refer to your response to Comment 18. We note that you disclose on page 56 that Aoxing Pharmaceutical spent 200,000 RMB on research and development during fiscal 2006 and 500,000 during fiscal 2007. This expense totals 700,000 RMB for fiscal 2006 and 2007. However, in Amendment No. 2 you disclose that Aoxing Pharmaceutical spent 1.2 million RMB on research and development during the last two fiscal years. Please explain this inconsistency.

Security Ownership of Certain Beneficial Owners and Management, page 60

15. We note your response to Comment 20 and reissue the comment in part. It appears that there should be separate BVI trust agreements regarding the creation of the trust, which appears to be required by the Share Pledge Agreement. Please file these trust agreements as exhibits to your registration statement.

Executive Compensation, page 64

16. It appears that since Biostar consolidates the financial statements of Shaanxi Biostar and Aoxing Pharmaceuticals, the "Executive Compensation" section should include compensation paid by these entities as well. Please revise.

Financial Statements – December 31, 2007

Index to Financial Statements, page 67

Report of Independent Registered Public Accounting Firm, page F-1

17. Please refer to your response to our prior Comment 23. The audit firm Clement Chan & Co Certified Public Accountants is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings, including financial statements provided pursuant to Rule 3-09 of Regulation S-X. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976. We may be unable to complete our review and accept the reports of Clement Chan & Co Certified Public Accountants until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Clement Chan & Co Certified Public Accountants should inquire with Kevin Stout, Staff Accountant, in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Clement Chan & Co Certified Public Accountants' plans to complete this process.

Notes to Consolidated Financial Statements, page F-7

Note 4 – Series A Convertible Preferred Stock, page F-16

18. Please refer to your response to our prior Comment 24. Please provide to us your analysis and calculation of the beneficial conversion feature resulting from the issuance of the Series A convertible preferred stock. In so doing, tell us how you considered the value of the warrants issued in this transaction in determining the amount of the BCF.

Note 7 – Income Taxes, page F-17

19. Please refer to your revised disclosure in response to our prior comment number 29. It is unclear how you fully complied with the disclosure requirements of FIN 48. Please provide the disclosures required under paragraph 21 of FIN 48.

Exhibits, page 102

20. Please refer to your response to Comment 3. We note that you filed with your Amendment No. 3 the Amended and Restated Entrusted Management Agreement, dated May 6, 2008, as Exhibit 10.1. Section 1.2 of the Agreement indicates that there are three ways in which the Agreement may be terminated. However, pages 12 and 42 of your registration statement indicate that there are only two ways in which the Agreement may be terminated. Please clarify this inconsistency. If there is a mistake in the exhibit, please amend the exhibit and re-file it, as the mistake may be misleading to investors.

21. Please have your independent accountants revise their letter of consent in Exhibit 23.1 to reference the appropriate registration form and amendment number.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Darren Ofsink, Esq.
Guzov Ofsink LLC
600 Madison Avenue, 14th Floor
New York, NY 10022